NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

VIA EDGAR

September 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	NYIAX, INC.

Registration Statement on Form S-1

Filed July 27, 2023

File No. 333-273464

Ladies and Gentlemen:

NYIAX, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Registration Statement on Form S-1 on July 27, 2023 as set forth in the Staff’s letter dated August 22, 2023 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Form S-1 filed July 27, 2023

Risk Factors

Risks Related to Our Business, page 8

1.	We note that Boustead may bring claims against you if you complete an IPO with another underwriter and that Boustead may not release you from its right of first refusal (ROFR). Please revise to clarify whether you believe the Engagement Letter has terminated, and if so when it terminated. Additionally, please revise to summarize the terms of the right of first refusal, including a description of any formula that determines the amount due to Boustead if the company chooses to use another underwriter.

Response: We respectfully advise the Staff that we have revised the disclosure on page 8 of the Amended Registration Statement to disclose the Company’s belief that the Boustead Engagement Letter terminated on September 23, 2022. Further, we have revised disclosures on page 9 of the Amended Registration Statement to summarize the terms of the right of first refusal under the Boustead Engagement Letter, including a description of the formula used to determine the amount due if we choose to use another underwriter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Revenue, page 36

2.	Please revise to explain why and how a decrease in the number of business development headcount resulted in a decrease in net revenue. Also, fully explain why you experienced a decrease in average compensation per Media Contract.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 36 and 37 of the Amended Registration Statement to clarify that the decrease in net revenue is related to a reduced number of business development professionals pursuing business and the Company executing more contracts at a lower commission rates and lower total contract value resulted in a lower average compensation per Media Contract.

Selling General and Administrative, page 38

3.	Please disclose the nature and circumstances of the Deferred offering cost write-off expense.

Response: The Company’s policy is to defer the recognition of deferred offering costs pursuant to the Codification of Staff Accounting Bulletins, Topic 5: Miscellaneous Accounting A. Expenses of Offering. Such deferred offering costs would be recorded as an offset to proceeds upon the consummation of the offering. Deferred offering costs would be charged to expense when and if it is determined that the offering will not be consummated.

As of December 31, 2022, $848,531 of deferred offering costs were recorded on the balance sheet in connection with a proposed offering. On February 14, 2023, the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission was declared effective by the SEC. In March, 2023, the Company’s then current financial advisor, representative and lead underwriter for the offering, Boustead Securities LLC (“Boustead”), informed the Company of its decision not to proceed with pricing of the Company’s Offering. Boustead terminated its involvement in the offering. As such, during the three months ended 2023, we recorded a charge of $848,531 to fully write off the deferred offering costs related to the above referenced offering.

Index to Financial Statements, page F-1

4.	Please include unaudited interim financial statements as of, and for the six months ended, June 30, 2023 and 2022 in accordance with Rule 8-08 of Regulation S-X.

Response: We respectfully advise the Staff that we have included interim financial statements as of, and for the six months ended, June 30, 2023 and 2022 in the Amended Registration Statement in accordance with Rule 8-08 of Regulation S-X.

Unaudited Condensed Financial Statements for the Three Months Ended March 31, 2023

Condensed Statements of Operations, page F-3

5.	Please revise throughout the document the labeling of the line item “gross margin” on your statements of operations to indicate a deficit, such as (negative) gross margin or gross (deficit).

Response: We respectfully advise the Staff that we have revised relevant disclosures in the Amended Registration Statement to update labeling of the “gross margin” line item on statements of operation to indicate a deficit where necessary.

Condensed Statement of Cash Flows, page F-5

6.	We note you reported the payment of deferred offering costs as a use of cash in financing activities in the Statements of Cash Flows for the years ended December 31, 2022 and 2021. Please explain to us why it is appropriate to report the reversal of these deferred offering costs as cash provided by financing activities in the Statements of Cash Flows for the three month period ended March 31, 2023. It appears the reversal of the deferred charge is a non-cash activity. Refer to the guidance in ASC 230-10-50-3.

Response: We respectfully advise the Staff that we have restated disclosures in the Condensed Statements of Cash Flows included on page F-6 of the Amended Registration Statement to report the deferred offering cost write-off as an adjustment to reconcile net loss to net cash used in operating activities, consistent with the guidance in ASC 230-10-50-3.

7.	It appears the brackets should be removed from the total net cash provided by financing activities in the three months ended March 31, 2023.

Response: We respectfully advise the Staff that we have updated the Amended Registration Statement to delete the brackets from the total net cash provided by financing activities reported in the Condensed Statements of Cash Flows.

Note 7 Subsequent Events, page F-15

8.	Please clarify why the Company disputes the amounts owed to Boustead and is of the belief that if any commissions are due to Boustead, they would be significantly less than the amounts claimed by Boustead. In this regard, disclose here and elsewhere where applicable:

●	the amount of funds privately raised by the Company during the period covered by the Boustead Engagement Letter;

●	the amount of commissions on these privately raised funds that are owed in accordance with the terms of the Boustead Engagement Letter; and

●	of the amount owed, the amount of commissions paid and/or accrued by the Company.

Also, clarify if an IPO completed with another underwriter is a transaction that would be covered under the terms of the Boustead Engagement Letter. If so, disclose the amount of commissions that would be owed in accordance with the terms of the Boustead Engagement Letter.

Response: We respectfully advise the Staff that we have restated disclosures on pages F-17 and F-18 of the Amended Registration Statement to address each of the Staff comments above.

9.	Please explain to us how you are accounting for the amounts Boustead claims the Company owes. Refer in your response to the accounting literature that is the basis for your accounting.

Response: The Company relied upon ASC 450-20: Dealing with Uncertainty when Accounting for Losses to record the amounts the Company owes Boustead. In accordance with ASC 450-20-25-2, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.	Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss, and

b.	The amount of loss can be reasonably estimated.

The Company had accrued approximately $588,000, the amount of commissions on the privately raised funds that are owed in accordance with the terms of the Boustead Engagement Letter, as a probable and reasonably estimated loss. In the Company’s judgement, any amount beyond that $588,000 is neither probable, nor reasonably estimated.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559, or Anna Wang, Esq. at awang@rc.com or 212-451-2942.

Sincerely,

/s/ Christopher Hogan
Christopher Hogan, Interim Chief Executive Officer

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

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